PLYMOUTH ROCK TECHNOLOGIES COMPLETES

INDUSTRY BREAKTHROUGH SENSOR CAPABILITY

Plymouth, Massachusetts - August 31, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting-edge threat detection technologies, is pleased to announce that it has produced definitive images of infrastructure corrosion utilizing its prototype MiRIAD Sensor system.

"Rust and corrosion changes the way a material reflects millimeter-waves, allowing areas of damage to be seen, even when concealed beneath paint, insulating foam or other lagging materials," stated Professor Stuart Harmer, Chief Scientific Advisor to PRT. "This breakthrough will result in the reduction of capital and maintenance costs for many industries."

The images below show that once impossible to detect corrosion through paint, now becomes visible using PRT's proprietary MiRIAD technology.

"These visible results of the MiRIAD Sensor deliver another significant milestone for the both the PRT team, and the future for non-destructive testing industry," stated Dana Wheeler, President and CEO.  "As assured to our customers and shareholders, our team is delivering clear and understandable scientific results".

This technology is being adapted for drone and robotic deployment. This will provide a new and more importantly, low-cost capability for detecting civil and military aircraft fatigue, tanker and naval vessel corrosion, pipeline safety for oil and gas installations and infrastructure/bridge fatigue.  PRT also believes that safe, passive detection will ultimately be applied to medical skin analysis for burns and next generation walk through detection for modern airports.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions, The PRT X1 is a purpose built multirotor Unmanned Aircraft System (UAS). The unit contains an integrated sensor package that combines Thermal detection with 4K HD real-time air-to-ground streaming. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler

President and CEO

+1-603-300-7933

info@plyrotech.com

Investor Information:

Tasso Baras

+1-778-477-6990

Forward Looking Statements

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